Exhibit (a)(1)(E)

Understanding the Option Exchange Program July 26, 2012 – August 22, 2012 9:00 p.m., Pacific Time (unless extended)

2 Reminder.... This presentation is for informational purposes only. Neither Meru, nor anyone acting on Meru’s behalf, makes any recommendation as to whether or not you should participate in the Option Exchange Program. You should carefully read all of the Option Exchange Program documents, which are available on the Offer Website (merunetworks.equitybenefits.com ). We encourage you to consult with your personal financial, legal and/or tax advisors and understand the risks before making a decision about whether to participate.

3 How Does the Program Work? Voluntary stock option exchange Opportunity to exchange certain existing options for new options. New options will be granted on the first trading day after the offer closes. We currently expect the offer to close on August 22, 2012 at 9:00 p.m., Pacific Time. Making Your Exchange Election Log on to the offer website and make your election by the deadline of August 22, 2012 at 9:00 p.m., Pacific Time.

4 Offer Terms - Eligibility U.S., Canadian, Indian and U.K. employees are eligible. • Must currently have stock options with an exercise price above $2.00. • Must be continuously employed from the offer commencement date through the offer closing date. What is excluded? • Excludes options that have already been exercised or cancelled (or exercised or cancelled before the offer closes). • Excludes employee stock purchase plan shares. • Excludes Restricted Stock Units (RSUs). • Excludes performance-based options and options with an exercise price at $2.00 or below.

5 Exchange Ratios Exercise Price Exchange Ratio (New Options / Eligible Options) $2.01 or greater 1-for-1 Exchange Ratio for Employees other than Eligible Officers Example: If you exchange an old grant of 1,000 shares priced at $3.50 a share, you will receive a new option to purchase 1,000 shares No Partial Exchanges: You may not exchange only part of an eligible option grant.

6 Exercise Price Exchange Ratio (New Options / Eligible Options) $2.01– $4.61 1-for-1.4 4.62 – 7.00 1-for-1.9 7.01 – 12.00 1-for-2.9 12.01 or greater 1-for-6.5 Exchange Ratios Exchange Ratios for Eligible Officers Example: If you exchange an old grant of 1,000 shares priced at $7.00 a share, you will receive a new option to purchase 526 shares. The resulting 0.32 fractional share will be cancelled. No Partial Exchanges: You may not exchange only part of an eligible option grant. Eligible Officers are the following: Chief Financial Officer; Chief Marketing Officer; Senior Vice President, Human Resources; Senior Vice President of Worldwide Operations; Senior Vice President, Worldwide Engineering; Senior Vice President of Worldwide Sales, Services & Support; General Manager of Education; General Manager of Hospitality & Entertainment; and Vice President and General Counsel.

7 Offer Terms: Exercise Price, Vesting, Term New Exercise Price •The closing price of Meru’s common stock on the first trading day after the offer closes. New Vesting and Exercise Schedule •Four years from the date of grant (the first trading day after the offer closes). •25% vest at the one year anniversary of the date of grant. •36 equal monthly installments following the one year anniversary. •Example: Grant date is August 23, 2012; ¼ of the shares vest on August 23, 2013, and 1/36 of the remaining shares vest on September 23, 2013 and each month thereafter so long as you’re employed by Meru. •Exercisable as it vests. Option Term •Ten years •Option expires (that is, is no longer exercisable) ten years from the date of grant.

8 Offer Terms: Type of New Option • See Section 13 of the Offering Memorandum for additional information about the tax treatment of options for U.S. employees • See Section 14 of the Offering Memorandum for additional information about the tax treatment of options for non-U.S. employees Tax treatment of the New Options will depend on country requirements and will differ between the U.S., Canada, India and the U.K. We recommend that you consult your own tax advisor with respect to the federal, state and local tax consequences of participating in this Offer.

9 Target Program Schedule Program Launches: July 26, 2012 Program Closes: August 22, 2012 (9:00 p.m., Pacific time) New Option Grant Date: August 23, 2012 (exercise price for new options set on this date) New Option First Vest Date: August 23, 2013 New Option Expiration Date: August 23, 2022 Dates are subject to change if the offering period is extended.

10 Considerations and Trade Offs Among the many factors to keep in mind: •What is your current vesting schedule and how many shares are currently vested? •How does this compare with the new vesting schedule? •Are your current options ISOs? early exercisable? •When will your current options expire? •What do you believe is the likelihood that your current priced options will provide you with a reasonable return? Deciding whether to participate in the option exchange program is a personal one.

11 Risks of Participation Vesting Schedule: New options have a new 4-year vesting schedule. If you leave Meru before your new option vests, you could have no vested options.

12 How to Participate Option Exchange Website: https://merunetworks.equitybenefits.com. Log-in information was contained in the announcement email launching the program. Step #1: Read all program materials. Step #2: Consult personal advisors (encouraged). Step #3: Make your exchange election on the website. Step #4: Receive email confirmation. Step #5: Change election/withdraw (optional and as many times as you would like until the offer closes). Step #6: Receive email confirmation of change in election.

13 Resources Offer Website (FAQs, program information, SEC filings, where to make your election) merunetworks.equitybenefits.com Merrill Lynch (stock option information) www.benefits.ml.com SEC Filings www.sec.gov Other questions optionexchange@merunetworks.com